02034571

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kawasaki Steel Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3389 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: [signature]

DATE : 6/6/02

May 23, 2002

Exemption No.82-3389

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

AR|S
3-31-02

Re: Kawasaki Steel Corporation
Rule 12g3-2(b) Exemption No. 82-3389

Dear Sirs:

Enclosed is the following document required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b):

English Translation of Financial Results Dated May 23, 2002 for the fiscal year ended March 31,2002 submitted to the Tokyo Stock Exchange on May 23,2002.

If you have any questions about the enclosed materials, please contact the undersigned, telephone 81-3-3597-3273 and fax 81-3-3597-3266.

It is appreciated if you return a copy of this letter with your stamp for acknowledgment.
For your convenience, we enclosed a return envelop and an international postal coupon.

Yours very truly,

Kawasaki Steel Corporation

Tetsuo Oki
Group Head
Capital Market Group
Finance Dept.

Consolidated Financial Results for FY2001

(Fiscal Year ended March 31, 2002)
(All financial information has been prepared in accordance with generally accepted accounting principles in Japan)
English translation from the original Japanese document

May 23, 2002

Company name : Kawasaki Steel Corporation
Stock exchange on which the stock is listed : Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges in Japan
Code number : 5403
Location of the head office : 1-1-28, Kitahonmachidori, Chuoku, Kobe-city, Hyogo Prefecture

Contact : **Tetsuo Oki, Manager, Finance Dept.**
Phone: +81-3-3597-3280, Fax: 81-3-3597-3266
email: te-oki@kawasaki-steel.co.jp
Noriko Yazawa, Staff Assistant Manager, Finance Dept.
Phone: +81-3-3597-3288, Fax: 81-3-3597-3266
email: n-yazawa@kawasaki-steel.co.jp

Date of the board meeting for the financial results of FY2001 : May 23, 2002

1. Highlights of Consolidated Results for FY2001 (Fiscal year ended March 31, 2002)

(1) Statements of Income

	Net sales	(% of change from previous year)	Operating profit	(% of change from previous year)	Ordinary profit	(% of change from previous year)
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%
FY2001(ended March 31, 2002)	1,215,988	(7.6)	43,879	(44.7)	24,388	(54.6)
FY2000(ended March 31, 2001)	1,315,559	4.6	79,390	77.0	53,674	105.8

	Net income (loss)	(% of change from previous year)	Net income (loss) per share
	(Millions of yen)	%	(yen)
FY2001(ended March 31, 2002)	6,822	-	2.14
FY2000(ended March 31, 2001)	(18,236)	-	(5.68)

Note: Equity in earnings(loss) of affiliates (Millions of Yen) FY2001 (2,689); FY2000 (3,994)
Weighted average number of shares of common stock outstanding during
FY2001 3,186,303,628
FY2000 3,212,779,893

(2) Balance Sheets

	Total assets	Stockholders' equity	Ratio of stockholders' equity	Stockholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(yen)
FY2001(ended March 31, 2002)	1,930,922	284,955	14.8	89.27
FY2000(ended March 31, 2001)	2,180,311	305,567	14.0	96.46

Note: Number of shares of common stock outstanding as of March 31, 2002 3,191,773,409
March 31, 2001 3,167,669,655

(3) Statement of Cash Flows

	Cash Flows from operating activities	Cash Flows from investing activities (outflow)	Cash Flows from financing activities (outflow)	Cash and cash equivalents (ended March 31, 2000)
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
FY2001(ended March 31, 2002)	131,799	(76,186)	21,158	102,913
FY2000(ended March 31, 2001)	241,334	(42,716)	(225,991)	24,762

You can find this information on the World Wide Web at http://www.kawasaki-steel.co.jp/investor/english/

(4)Scope of consolidation and equity method

Number of consolidated subsidiaries	143 companies
Number of unconsolidated subsidiaries accounted for by the equity method	None
Number of affiliates accounted for by the equity method	23 companies

(5)Change in scope of consolidation and equity method

Consolidated subsidiaries

(Addition) 6 companies

(Exclusion) 51 companies

Affiliates accounted for under the equity method

(Addition) None

(Exclusion) 2 companies

2. Forecast of Consolidated Financial Results for FY2002

	Net sales	Operating profit	Ordinary profit	Net income
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
1st half of FY2002(ended Sept.30,2002)	500,000	20,000	12,000	7,000
FY2002(ended March 31, 2003)	1,100,000	65,000	50,000	25,000

Reference: Net income per share 7.83yen

Above forecast is our best estimate based upon currently available information and include uncertain factors. Therefore, please be advised to refrain from investment decisions by depending solely on these figures.

Strategic Direction

Kawasaki Steel Corporation ("KSC") and its subsidiaries and affiliates ("KSC Group"), taking a turn for the entire business consolidation with NKK Corporation ("NKK"), aim at improving the competitiveness of its core steel business in a business environment of increasingly intense competition and at restructuring businesses of KSC itself and its group companies in light of efficiency. KSC Group is endeavoring to further strengthen their business fundamentals and to have more stable and upward consolidated financial results.

In order to secure stable profits, departments of sales & marketing, R&D, and production will act as one body over and push on reliable product development and technology development in line with each customer's needs. At the same time, KSC Group will further enrich the strategic alliances it has built with overseas mills in past several years.

KSC Group will also clarify each member company's role to maximize financial results on a consolidated basis and further advance financial strength.

In addition, KSC Group will expedite realization of synergy effects brought by the consolidation with NKK Corporation ("NKK") through simultaneous implementation of each business strategies and united operation in the two companies.

Last but not the least, in the area of environment conservation, KSC Group intends to continuously adopt thoroughgoing measures as it has always been, take social responsibilities expected by society, and operate its businesses in an environment-oriented way so as to gain the sympathy and understanding of society.

Consolidation with NKK

Subject to the approval at the annual shareholders' meeting, KSC, together with NKK, will become respectively a 100% subsidiary JFE Holdings Inc. ("JFE Holdings") in September 2002, through " the stock-for-stock exchange" method.

JFE Holdings and its subsidiaries and affiliates ("JFE Group") will realize top-tier competitiveness in the world through strong customer base, advanced technology and state-of-the-art steel works and manufacturing plants with the highest efficiency, and create an ever-challenging and innovative corporate culture. By doing so, JFE Group will pursue the following:

(1) Strengthening further the capabilities to respond to global customer requirements in the fastest manner

(2) Enhancing credibility from shareholders and capital markets in the world

(3) Providing employees with more challenges and opportunities
(4) Contributing to local communities and environment conservation

JFE Group will endeavor to enhance efficiency and profitability as a globally operating company. The financial targets are as follows:

Financial Targets [for FY2005 ended March 31, 2006 on a consolidated basis]

Ordinary Income (*1)	200 billion Yen
Interest-bearing Debts Outstanding	1,800 billion Yen
Return on Assets (*2)	6.5%
Return on Sales (*3)	7.5%

Cf. Sales: 2,600 billion Yen [the same level as FY2001]

*1 Income before Special Credits and Special Charges
*2 (Ordinary Income + Interest Expenses)/Total Assets
*3 Ordinary Income/Sales

In April 2003, each individual business of KSC and NKK under JFE Holdings will be consolidated and reorganized to establish JFE Steel Corporation, JFE Engineering Corporation, JFE Urban Development Corporation, JFE R&D Corporation and Kawasaki Microelectronics Inc. (already established in July 2001 by way of corporate split).

JFE Steel Corporation will adopt a product-wise management system strengthening responsiveness with customers' needs and thorough control over profitability of each product. In order to realize the highest level of competitiveness by integrated operations of adjacent steel works, and to accelerate amalgamation of the two companies, the four steel works of KSC and NKK - Chiba Works, Keihin Works, Mizushima Works and Fukuyama Works - will be reorganized into two steel works, East Works and West Works. JFE Steel Corporation will therefore have two major steel works and Chita Works specializing in production of pipes and tubes.

JFE Engineering Corporation will adopt a consolidated division system encompassing divisions and functional group companies in order to flexibly respond to the changes in the business environment, to promote common business strategies with the group companies, and to maximize profits on a consolidated basis.

Cf. JFE Steel Corporation and JFE Engineering Corporation will adopt a "corporate officer system" in order to accelerate decision-making process and business execution.

Each of JFE Steel Corporation and JFE Engineering Corporation will own R&D functions to realize closely linked operations among product/technology development, manufacturing and sales & marketing. JFE R&D Corporation will focus on research and development for common basic technologies and development on projects with growth potentials to effectively realize synergy effects of the whole group.

JFE Group will initiate the reorganization and restructuring of all subsidiaries and affiliates of KSC and NKK. As a first step, JFE Group plans to merge subsidiaries operating similar business in the area of construction material and containers in April 2003.

As for chemical business, we are now in discussion of consolidating KSC's chemical division and NKK's subsidiary, ADCHEMCO Corporation.

Review and Outlook of Financial Results

■Income Statement

Review of FY 2001(fiscal year ended March 31, 2002)

During FY2001, Japanese economy remained weak due to a significant decrease of capital expenditure and continuously low personal consumption and public investment, not to mention a decrease of export brought by a slowdown in economy in the United States.

Under these circumstances, KSC Group made all-out efforts to streamline costs and slim down its assets in FY2001, the last year of the 2nd Mid-term Business Plan.

Inspite of these efforts, sales for FY 2001 decreased by 7.6% compared to the previous year to 1,215.9 billion yen, and operating income and ordinary income also decreased to 43.8 billion yen (down 44.7%) and 24.3 billion yen (down 54.6%), respectively, impacted by the worsening economy.

Steel

Sales volume inched up benefiting from an export increase to allied rolling mills mainly in South Korea. As for sales prices, despite price improvement in 13% Chromium-content seamless pipes, the average selling price fell due to softening market in other products.

To overcome the situation, KSC Group continuously worked on streamlining costs and improving profits.

As a result, consolidated sales of Steel business for FY 2001 decreased by 92.5 billion yen (down 9.3%) from previous year to 903.0 billion yen, and operating income also decreased by 30.9 billion yen (down 46.7%) to 35.2 billion yen.

Engineering

Despite continuous efforts to return to the black, Engineering business segment ended in the red because of the weak Japanese economy and increasingly fierce competition.

Chemical

Operating profit of Chemical business declined due to softening domestic markets of benzene and phthalic anhydride and a slowdown in the U.S. economy. On December 20, 2001, KSC entered into an agreement with a unit of General Electric Company, GE Plastics with headquarters in Pittsfield, Massachusetts, USA, to sell KSC's LNP Engineering Plastics business. In March, 2002, KSC sold the stock of its wholly-owned subsidiary, Kawasaki Chemical Holdings Company Inc., which is the parent company for Kawasaki LNP Inc., the corporation making up the LNP Engineering Plastics business.

LSI and IT

In LSI and IT business segment, sales and operating profit of LSI business fell sharply since December 2001, and eventually, it turned into red. In July 2001, KSC separated its LSI Division as a wholly-owned subsidiary by the corporate split method, and all of the LSI business was transferred to a newly established Kawasaki Microelectronics, Inc.

Lease and Group Finance

In Lease and Group Finance business segment, leasing business earned stable operating income by concentrating marketing activities on reliable customers, and the expanded cash management system in Group Finance segment helped group companies to reduce amounts of cash in hand.

KSC sold its leasing business operated by its subsidiary, Kawasaki Enterprise, Inc. to Tokyo Leasing on March 29, 2002.

Consolidated Net Income

As mentioned above, ordinary profit for FY2001 was 24.3 billion yen.

KSC posted extraordinary profits such as profit on sale of assets and profit on creation of retirement benefit trust and extraordinary losses such as write-down of investments in securities, financial assistance to an affiliate trading house, Kawasho Corporation, and expenses on special retirement payments. As a result, net income was 6.8 billion yen.

Year-end dividend to be passed

Taking into consideration the business environment is expected to remain severe to KSC in FY2002 and the impact of dividend payment on capital structure, the Board of Directors of KSC has decided to pass an year-end dividend.

Outlook for FY2002

There seems no sign of recovery in neither of personal consumption and capital expenditure in Japan. The Asian economy stopped weakening but it is still uncertain that it will start expanding. Thus, it is hard to be optimistic about Japanese economy.

In Steel business segment, the business environment will remain tough as domestic demand will fall because of the above situation. There is also a concern in export sales that trade conflict with the U.S. will lead steel exporting countries to shift their sales into Asia, and thus bring about intensification of competition there.

The Group regards the market condition in which major customers are trying to reduce the number of suppliers as a big chance to increase its own market share, and will accelerate activities to enhance customer satisfaction. KSC Group will also strengthen the ties it has built through past several years with overseas joint ventures and rolling mills to secure stable demand for export. As for sales prices, KSC will not simply accept requests for price discounts from customers but will deliberately respond so as to build long-term and trust-worthy relationships with them. KSC will also try to raise market prices by adopting "total inventory management" and keeping production in line with final demand.. Furthermore, KSC will further strengthen cost reduction activities and make an every-out effort to speed up realization of merger synergy with NKK.

In non-steel businesses segments, the situation will continue to be harsh as in steel business segments, and there will be negative impact to the operating profit brought by the divestiture of leasing business and engineering plastic business. To overcome this situation, KSC Group will do its best to improve profits.

Consolidated sales for FY2002 is expected to be 1,100 billion Yen, and operating profit, ordinary profit, and net income will be 65 billion yen, 50 billion yen, and 25 billion yen, respectively.

■Balance Sheet and Cash Flow Statement

Balance Sheet as of March 31, 2002

Total assets decreased by 249.3 billion yen to 1,930.9 billion yen due to depreciation, write down of investment in securities and divestiture of leasing business.

Liabilities decreased by 230.6 billion yen to 1,612.5 billion yen as a result of reduction of interest-bearing debt.

Stockholders' equity decreased by 20.6 billion yen to 284.9 billion yen because of a decrease in net unrealized holding gains on securities.

Cash Flow Statement for FY2001(fiscal year ended March 31, 2002)

131.7 billion of cash was generated from operating activities. In investing activities, 76.1 billion yen was spent, offsetting capital expenditure and proceeds on disposal of assets.

In financing activities, 21.1 billion yen was provided to prepare for repayment and redemption of debt scheduled for the 1st half of FY2002.

Added an effect of foreign exchange rate, the balance of cash and cash equivalents at year-end was 102.9 billion yen, increased by 78.1 billion yen from March, 2001.

Outlook for FY2002

In FY2002, making a necessary capital expenditure, KSC Group will make efforts to increase profit, raise efficiency in investment, and slim down assets, so as to improve return on assets and cash flow. It is predicted that the interest bearing debt will be 1,000 billion at the year-end (March 31, 2003), reduced by 146.3 billion yen.

These figures are our best estimate based upon currently available information and include uncertain factors. Therefore, please be advised to refrain from investment decisions by depending solely on these figures.

Consolidated Statements of Income

	FY2000 (ended March 31,2001)	**FY2001 (ended March 31,2002)**
		(Millions of Yen)
Net sales	1,315,559	**1,215,988**
Cost of sales	(1,061,800)	**(1,002,719)**
Selling, general and administrative expenses	(174,368)	**(169,389)**
Operating profit	79,390	**43,879**
Non-operating profit(loss):		
Interest income and dividends received	5,196	**3,561**
Equity in net income(loss) of affiliates	(3,994)	**(2,689)**
Interest expense	(19,720)	**(15,598)**
Miscellaneous, net	(7,197)	**(4,764)**
Ordinary profit	53,674	**24,388**
Extraordinary profit:		
Profit on sale of tangible fixed assets	13,240	**21,478**
Profit on sale of investment securities	7,824	**2,339**
Profit on sale of investment in subsidiaries and affiliates	-	**16,926**
Reversal of allowance for special repairs	-	**6,924**
Profit on creation of retirement benefit trust	901	**35,270**
	21,966	**82,939**
Extraordinary loss:		
Loss on abandonment of property, plant and equipment	(7,707)	**-**
Write-down of investment securities	(52,654)	**(14,058)**
Write-down of real estate for selling	(1,909)	**(3,635)**
Amortization of goodwill on consolidation	(6,012)	**(1,937)**
Write-down of membership of golf clubs	(4,598)	**-**
Bad debt expenses	-	**(19,327)**
Financial assistance to Kawasho Corp.	-	**(34,500)**
Loss on liquidation of affiliates' businesses	-	**(1,668)**
Loss on restructuring business	(9,122)	**-**
Expenses on special retirement payment	(6,495)	**(5,220)**
Amortization of the transition amount	(11,051)	**(10,005)**
	(99,552)	**(90,353)**
Income(loss) before income taxes	(23,911)	**16,974**
Income taxes:		
Current	(8,042)	**(7,612)**
Deferred	13,157	**(2,436)**
Minority interests in consolidated subsidiaries	559	**(103)**
Net income(loss)	(18,236)	**6,822**

Consolidated Balance Sheets

	March 31 2001	(Millions of Yen) **March 31 2002**
(Assets)		
Current assets:		
Cash and time deposits	24,703	**101,829**
Marketable securities	671	**1,259**
Notes and accounts receivable	330,797	**220,492**
Inventories	283,023	**257,804**
Deferred tax assets	18,699	**12,720**
Other current assets	44,446	**37,939**
Less allowance for doubtful accounts	(1,132)	**(2,441)**
Total current assets	701,209	**629,604**
Property, plant and equipment, net:		
Land	277,132	**266,671**
Buildings and structures	300,084	**277,032**
Machinery and equipment, etc.	516,517	**423,783**
Construction in progress	20,731	**17,229**
Total property, plant and equipment	1,114,465	**984,717**
Intangible assets	51,380	**36,614**
Investments and other assets:		
Investments in securities	208,112	**152,650**
Long-term loan	14,549	**25,350**
Deferred tax assets	47,799	**69,593**
Other assets	77,263	**58,665**
Less allowance for doubtful accounts	(34,535)	**(26,310)**
Total investments and other assets	313,188	**279,949**
Deferred assets:		
Expenses for research and development	66	**36**
Total deferred assets	66	**36**
Total assets	2,180,311	**1,930,922**

(Liabilities and stockholders' equity)	March 31 2001	(Millions of Yen) **March 31 2002**
Current liabilities:		
Notes and accounts payable	226,875	**168,530**
Short-term borrowings	344,511	**160,775**
Commercial papers	8,000	**51,000**
Current portion of corporate bond	33,050	**80,000**
Accrued taxes	5,353	**3,957**
Other current liabilities	166,247	**154,438**
Total current liabilities	784,038	**618,700**
Long-term liabilities:		
Notes and Bonds	309,886	**289,136**
Long-term borrowings	584,587	**565,407**
Accrued severance indemnities	69,181	**33,361**
Allowance for special repairs	34,887	**23,213**
Other fixed liabilities	60,620	**82,781**
Total long-term liabilities	1,059,162	**993,898**
Minority interests in consolidated subsidiaries	31,542	**33,367**
Stockholders' equity:		
Common stock	239,644	**239,644**
Additional paid-in capital	112,134	**112,134**
Appreciation surplus on land	16,189	**13,318**
Consolidated surplus (deficit)	(48,972)	**(51,162)**
Appreciation surplus on investments in securities	35,103	**9,481**
Translation adjustments	(46,459)	**(38,436)**
Less treasury stock, at cost	(1)	**(24)**
Less the parent's stock held by consolidated subsidiaries, at cost	(1,961)	**-**
Total stockholders' equity	305,567	**284,955**
Total liabilities and stockholders' equity	2,180,311	**1,930,922**

	March 31 2001	(Millions of Yen) **March 31 2002**
Contingencies		
Trade notes discounted	3,437	**1,735**
Trade notes endorsed	2,324	**2,352**
Guarantees of loan	7,396	**7,284**
Similar-to-guarantee acts	12,409	**481**
Other contingencies	-	**3,180**

Consolidated Statements of Cash Flows

(Millions of Yen)

	FY2000 (ended March 31,2001)	FY2001 (ended March 31,2002)
Cash flows from operating activities		
Income before income taxes and minority interests	(23,911)	16,974
Adjustments for:		
Depreciation and amortization	127,776	123,084
Allowance for doubtful accounts	2,996	15,144
Allowance for employees' retirement benefits	4,645	5,696
Allowance for special repairs	-	(11,673)
Other allowance	1,622	278
Interest and dividend income	(5,196)	(3,561)
Interest expense	19,720	15,598
Equity in net income of affiliates	3,994	2,689
Profit on sale of fixed assets	(13,240)	(21,478)
Profit on sale of securities	(7,824)	(2,339)
Profit on sale of investment in subsidiaries and affiliates	-	(16,926)
Profit on creation of retirement benefit trust	-	(35,270)
Loss on abandonment of property, plant and equipment	7,707	-
Write-down of securities	52,654	14,058
Write-down of real estate for selling	1,909	3,635
Amortization of goodwill on consolidation	6,012	1,937
Write-down of membership of golf clubs	4,598	-
Financial assistance to Kawasho Corp.	-	34,500
Loss on disposal of affiliates' businesses	-	1,668
Loss on restructuring business	9,122	-
Expenses on special retirement payment	6,495	5,220
Change in assets and liabilities:		
Decrease in notes and accounts receivable	23,951	33,783
Decrease in inventories	8,523	16,994
Increase(decrease) in notes and accounts payable	14,439	(44,551)
Others	(4,165)	25,923
Sub-total	241,834	181,388
Payments for financial assistance to Kawasho Corp.	-	(34,500)
Payments for special retirement	(6,495)	(5,220)
Payments for income taxes	(5,156)	(8,737)
Other	11,152	(1,131)
Net cash provided by operating activities	241,334	131,799
Cash flows from investing activities:		
Proceeds from Interest income and dividends received	7,170	4,457
Payments for purchases of marketable securities	(9,767)	(19,386)
Proceeds from sales of investments in securities	14,858	14,424
Payment for investment in subsidiaries and affiliates	-	(24,684)
Proceeds form sales of investments in subsidiaries and affiliat accompanied by change in scope of consolidation	-	32,391
Payments for purchases of fixed assets	(82,997)	(118,581)
Proceeds from sales of fixed assets	17,333	35,788
Payments for advances	(977)	(1,793)
Proceeds from advances	11,119	2,766
Others, net	544	(1,569)
Net cash used in investing activities	(42,716)	(76,186)

	FY2000 (ended March 31,2001)	**FY2001 (ended March 31,2002)**
		(Millions of Yen)
Cash flows from financing activities:		
Payments for Interest and dividend	(20,943)	**(16,974)**
Net change in short-term debt	(14,633)	**6,234**
Net change in commercial papers	8,000	**43,000**
Proceeds from issuance of long-term debt	76,365	**360,192**
Payments of long-term debt	(187,704)	**(394,765)**
Proceeds from issuance of corporate bond	-	**70,000**
Payments of corporate bond	(75,006)	**(43,958)**
Repurchase of outstanding stocks	(7,476)	**-**
Proceeds from sales of Parent stocks in subsidiaries	-	**3,034**
Payment of dividends	(4,839)	**(4,764)**
Others, net	248	**(841)**
Net cash provided by (used in) financing activities	(225,991)	**21,158**
Effect of exchange rate change on cash and cash equivalents	1,899	**1,512**
Net increase (decrease) in cash and cash equivalents	(25,474)	**78,283**
Cash and Cash equivalents at beginning of the year	51,522	**24,762**
Increase in cash and cash equivalents at beginning of year by newly consolidated subsidiaries	(1,285)	**(132)**
Cash and Cash equivalents at end of the year	24,762	**102,913**

Business Segment information

1. Information by business segment (Millions of Yen)

FY2000 (ended March 31,2001)

	Steel	Engineering	Chemical	LSI and IT	Lease and Finance	Others	Sub-total	Elimination	Total
Net sales									
Customers	990,465	102,031	81,180	52,884	50,471	38,524	1,315,559	-	1,315,559
Intersegment	5,132	3,088	1,523	14,252	17,190	6,076	47,263	(47,263)	-
Total	995,598	105,120	82,703	67,137	67,661	44,601	1,362,822	(47,263)	1,315,559
Operating income (loss)	66,171	(1,249)	6,675	2,759	1,789	3,722	79,869	(478)	79,390
Assets	1,305,555	120,000	64,821	46,106	296,774	281,185	2,114,443	65,868	2,180,311
Depreciation	86,849	2,529	4,101	3,446	29,675	2,409	129,011	(1,234)	127,776
Capital Expenditure	46,529	1,781	4,432	3,302	28,562	2,610	87,218	(1,713)	85,505

FY2001 (ended March 31,2002)

	Steel	**Engineering**	**Chemical**	**LSI and IT**	**Lease and Finance**	**Others**	**Sub-total**	**Elimination**	**Total**
Net sales									
Customers	**896,697**	**124,692**	**75,722**	**44,957**	**45,225**	**28,692**	**1,215,988**	**-**	**1,215,988**
Intersegment	**6,359**	**7,767**	**1,021**	**14,158**	**30,438**	**4,891**	**64,635**	**(64,635)**	**-**
Total	**903,056**	**132,459**	**76,744**	**59,116**	**75,663**	**33,583**	**1,280,624**	**(64,635)**	**1,215,988**
Operating income (loss)	**35,242**	**(1,158)**	**4,145**	**(2,150)**	**3,228**	**4,291**	**43,598**	**280**	**43,879**
Assets	**1,249,737**	**119,876**	**33,156**	**50,192**	**91,545**	**293,578**	**1,838,087**	**92,834**	**1,930,922**
Depreciation	**80,596**	**2,303**	**4,440**	**4,225**	**30,560**	**2,474**	**124,601**	**(1,517)**	**123,084**
Capital Expenditure	**65,387**	**1,198**	**5,381**	**4,139**	**39,488**	**6,125**	**121,721**	**(1,040)**	**120,680**

2. Overseas sales

	FY2000		**FY2001**	
	(Millions of Yen)	% against total sales	(Millions of Yen)	% against total
Asia	202,321	15.4%	**211,003**	**17.4%**
Others	113,348	8.6%	**129,548**	**10.6%**
Total of overseas	315,669	24.0%	**340,551**	**28.0%**

Non-consolidated Financial Results for FY2001

(Fiscal year ended March 31, 2002)
(All financial information has been prepared in accordance with generally accepted accounting principles in Japan)
English translation from the original Japanese document

May 23, 2002

Company name	: Kawasaki Steel Corporation
Stock exchange on which the stock is listed	: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges in Japan
Code number	: 5403
Location of the head office	: 1-1-28, Kitahonmachidori, Chuoku, Kobe-city, Hyogo Prefecture

Contact **: Tetsuo Oki, Manager, Finance Dept.**
Phone: +81-3-3597-3280, Fax: 81-3-3597-3266
email: te-oki@kawasaki-steel.co.jp
Noriko Yazawa, Staff Assistant Manager, Finance Dept.
Phone: +81-3-3597-3288, Fax: 81-3-3597-3266
email: n-yazawa@kawasaki-steel.co.jp

Date of the board meeting for the financial results of FY2001	: May 23, 2002
Date of the annual shareholders' meeting	: June 26, 2002

1. Highlights of Non-consolidated Results for FY2001 (Fiscal year ended March 31, 2002)

(1) Statements of Income

	Net sales	(% of change from previous year)	Operating profit	(% of change from previous year)	Ordinary profit	(% of change from previous year)
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%
FY2001(ended March 31, 2002)	712,630	(8.5)	21,323	(60.5)	13,460	(68.7)
FY2000(ended March 31, 2001)	778,536	1.6	53,920	83.1	43,002	153.8

	Net income (loss)	(% of change from previous year)	Net income (loss) per share
	(Millions of yen)	%	(yen)
FY2001(ended March 31, 2002)	(10,745)	-	(3.36)
FY2000(ended March 31, 2001)	(27,600)	-	(8.52)

Note: Weighted average number of shares of common stock issued during
FY2001 3,191,905,908
FY2000 3,237,134,748

(2) Dividends

	Cash dividend per share	Interim	Year-end
	(yen)	(yen)	(yen)
FY2001(ended March 31, 2002)	0.00	0.00	0.00
FY2000(ended March 31, 2001)	1.50	0.00	1.50

(3)Balance Sheets

	Total assets	Stockholders' equity	Ratio of stockholders' equity	Stockholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(yen)
FY2001(ended March 31, 2002)	1,546,194	412,253	26.7	129.16
FY2000(ended March 31, 2001)	1,441,961	456,275	31.6	142.95

Note: Number of shares of common stock issued as of March 31, 2002 3,191,773,409
March 31, 2001 3,191,956,286

Number of treasury stock March 31, 2002 182,877

2. Forecast of Non-consolidated Financial Results for FY2002

	Net sales	Operating profit	Ordinary profit	Net income
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
1st half of FY2002(ended Sept.2002)	340,000	15,000	9,000	1,000
FY2002(ended March 31, 2003)	710,000	42,000	30,000	2,000

Reference: Net income per share for FY2002 0.62 yen

Above forecast is our best estimate based upon currently available information and include uncertain factors. Therefore, please be advised to refrain from investment decisions by depending solely on these figures.

Non-consolidated Statements of Income

(Millions of Yen)

	FY2000 (ended March 31,2001)	**FY2001** (ended March 31,2002)
Net sales	778,536	**712,630**
Cost of sales	(645,922)	**(619,060)**
Selling, general and administrative expenses	(78,694)	**(72,247)**
Operating income	53,920	**21,323**
Non-operating profit(loss):		
Interest income and dividends received	4,306	**3,958**
Interest expense	(12,113)	**(9,774)**
Other, net	(3,111)	**(2,046)**
Ordinary income	43,002	**13,460**
Extraordinary profit:		
Profit on sale of tangible fixed assets	-	**21,221**
Profit on sale of investment securities	6,069	**2,197**
Profit on sale of investment in subsidiaries	1,644	**1,739**
Reversal of allowance for special repairs	-	**6,924**
Profit on creation of retirement benefit trust	-	**35,270**
Total	7,713	**67,353**
Extraordinary loss:		
Loss on abandonment of property, plant and equipment	(7,707)	**-**
Write-down of investment securities	(51,105)	**(13,792)**
Write-down of investment in subsidiaries and affiliates	-	**(16,643)**
Write-down of real estate for selling	-	**(3,486)**
Write-down of investment in subsidiaries and affiliates, etc.	(9,079)	**-**
Bad debt expense for advances to affiliates	(6,616)	**-**
Bad debt expense	-	**(19,047)**
Financial assistance to Kawasho Corp.	-	**(34,500)**
Loss on restructuring business	(8,274)	**-**
Expenses on special retirement payment	(5,877)	**(4,678)**
Amortization of the transition amount	(7,233)	**(7,538)**
Total	(95,893)	**(99,687)**
Income(loss) before income taxes	(45,177)	**(18,873)**
Income taxes:		
Current	(60)	**(46)**
Deferred	17,636	**8,173**
Net income(loss)	(27,600)	**(10,745)**

Non-consolidated Balance Sheets

	(Millions of Yen) March 31 2001	March 31 2002
(Assets)		
Current assets:		
Cash and time deposits	4,122	**81,197**
Marketable securities	-	**59**
Treasury stock	1	**-**
Notes and accounts receivable	96,304	**69,060**
Inventories	174,697	**161,239**
Deferred tax assets	15,025	**9,386**
Other current assets	24,137	**54,906**
Less allowance for doubtful accounts	(100)	**(200)**
Total current assets	314,187	**375,650**
Property, plant and equipment, net:		
Land	86,949	**82,982**
Buildings and structures	195,772	**179,092**
Machinery and equipment	343,954	**339,723**
Construction in progress	18,531	**15,999**
Total property, plant and equipment	645,207	**617,797**
Intangible assets	18,816	**18,287**
Investments and other assets:		
Investments in subsidiaries and affiliates	223,676	**320,810**
Investments in securities	169,942	**104,950**
Deferred tax assets	32,775	**65,731**
Other assets	46,769	**69,712**
Less allowance for doubtful accounts	(9,414)	**(26,744)**
Total investments and other assets	463,749	**534,459**
Total assets	1,441,961	**1,546,194**

(Liabilities and stockholders' equity)	March 31 2001	**March 31 2002**
		(Millions of Yen)
Current liabilities:		
Notes and accounts payable	94,762	**59,048**
Short-term debt	109,920	**116,339**
Commercial papers	8,000	**51,000**
Current portion of corporate bond	32,000	**80,000**
Other current liabilities	120,169	**105,547**
Total current liabilities	364,853	**411,935**
Fixed liabilities:		
Notes and Bonds	309,136	**289,136**
Long-term debt	219,692	**378,038**
Allowance for employees' retirement benefits	46,766	**9,696**
Allowance for special repairs	34,150	**22,480**
Other fixed liabilities	11,087	**22,653**
Total fixed liabilities	620,832	**722,005**
Stockholders' equity:		
Common stock	239,644	**239,644**
Capital surplus	112,134	**112,134**
Legal reserve	40,209	**40,688**
Retained earnings	30,700	**14,688**
Appreciation surplus on investments in securities	33,585	**5,121**
Treasury stock	-	**(24)**
Total stockholders' equity	456,275	**412,253**
Total liabilities and stockholders' equity	1,441,961	**1,546,194**

	March 31 2001	**March 31 2002**
		(Millions of Yen)
Contingencies:		
Guarantees of loan	5,580	**5,616**
Similar-to-guarantee acts	290,220	**46,728**